19 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 127,450 Reed Elsevier PLC ordinary shares at a price of 1107.6553p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,242,585 ordinary shares in treasury, and has 1,134,236,933 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 1,544,250 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 73,800 Reed Elsevier NV ordinary shares at a price of €20.3473 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,192,494 ordinary shares in treasury, and has 655,067,605 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 893,950 shares.